CONSENT OF JOHN DREIER

In connection with the technical report dated November 1, 2011 and titled “Akarca Gold-Silver Project Technical Report, Turkey” (the “Report”), the undersigned hereby consents to reference to the undersigned’s name and information derived from the Report included in, or incorporated by reference into, the registration statement on Form 40-F being filed by Eurasian Minerals Inc. with the United States Securities and Exchange Commission.

Dated: January 23, 2012

/s/ John Dreier
John Dreier